1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐              No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 6, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Clarification of media reports

TSMC always respects and obeys the law. We take seriously any allegation that is brought to our attention. Our procedures, employee training and control mechanisms are established to ensure that we comply with all legal rules and regulations. The semiconductor industry is a highly dynamic and competitive industry, which means TSMC is constantly having to work hard, to make investments in R&D and capacity, and to deliver high quality and innovative services to our customers. Therefore, we believe any allegation accusing us of engaging in any anticompetitive conduct is without merit.

To the extent any regulatory agency requests information of TSMC, it is TSMC’s practice to respond cooperatively. As of now, TSMC has received no official request for information from any legal authority regarding the allegation.